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                                                                    EXHIBIT 99.5
                                                           [English Translation]

                                                            Corporate Disclosure

                                                                  March 26, 2004

                              HANARO TELECOM, INC.

                           CURRENT STATUS OF DIRECTORS

Pursuant to Article 25 of the Regulation on Securities Listing on Kosdaq Market, Hanaro Telecom, Inc. (the "Company") discloses the following information on the current status of directors.

Company    Hanaro Telecom, Inc.    Representative Director      Chang-Bun Yoon

    Type of      Appointment                                                    Date of
  disclosure     /Resignation of            Date       March 26, 2004          submission   March 26, 2004
                 outside directors
                 and a member of
                 audit committee

                               Description                                       Number of persons/Ratio
 Board of directors     Total number of directors (a=b+c+d)                               11
                        Standing director (b)                                              1
                        Non-standing directors (c)                                         4
                        Outside directors (d)                                              6
                        Ratio of outside directors (d/a) (%)                              54.5
  Outside director      Total number of members (a)                                        3
nomination committee
                        Members who are outside directors (b)                              2
      Auditor           Ratio of outside directors (b/a) (%)                              66.7
                        Standing auditor                                                   -
                        Non-standing auditor                                               -
  Audit committee       Total number of members (a)                                        3
                        Members who are outside directors (b)                              3
                        Ratio of outside directors (b/a) (%)                             100
                        Chairman                                          Name        Sung-Kyu Park
                                                                                    (Outside director)